

02006871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 3-11-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 50220

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WesBanco Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Putnam Street, Suite 1
(No. and Street)

Marietta,	Ohio	45750
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor L. Bull, President — 440-230-0400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

One Oxford Centre	Pittsburgh	PA	15219
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Victor L. Bull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WesBanco Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

[signature]
Signature

President
Title

[signature]
Notary Public
ANNE M. REINKOBER
Notary Public, State of Ohio, Cuy. Cty.
My Commission Expires April 24, 2005

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

■ Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

■ Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder
of WesBanco Securities, Inc.

In planning and performing our audit of the financial statements of WesBanco Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 19, 2002

WesBanco Securities, Inc. (A Wholly Owned Subsidiary of WesBanco, Inc.)

Audited Financial Statements and Schedules
Year ended December 31, 2001 with Report of Independent Auditors

Audited Financial Statements and Schedules

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Year ended December 31, 2001
with Report of Independent Auditors

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Audited Financial Statements and Schedules

Year ended December 31, 2001

Contents

Report of Independent Auditors 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Shareholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Schedules

Computation of Net Capital Pursuant to Rule 15c3-1 9
Statement Regarding Rule 15c3-3 10



■ **Ernst & Young LLP**
One Oxford Centre
Pittsburgh, Pennsylvania 15219

■ Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder of
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (a wholly owned subsidiary of WesBanco, Inc.) as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of WesBanco Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WesBanco Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 19, 2002

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 382,098
Commission receivables	25,078
Income tax receivable	3,426
Prepaid expenses	21,418
Fixed assets (net of accumulated depreciation of $7,589)	8,553
Other assets	2,377
Total assets	$ 442,950
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 26,918
Total liabilities	26,918
Shareholder's equity:	
Common stock, par value $1 per share—authorized 500 shares, issued and outstanding 100 shares	100
Additional paid-in capital	474,900
Retained deficit	(58,968)
Total shareholder's equity	416,032
Total liabilities and shareholder's equity	$ 442,950

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Operations

Year ended December 31, 2001

Revenues:	
Commissions	$ 463,696
Interest	4,586
Other	39,953
	508,235
Expenses:	
Employee compensation and benefits	340,104
Clearing fees	153,797
Professional fees and expenses	12,256
Communication	4,701
Other operating expenses	87,519
	598,377
Loss before income taxes	(90,142)
Income tax benefit	(36,726)
Net loss	$ (53,416)

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2001

	Common Stock	**Additional Paid-In Capital**	**(Accumulated Deficit)**
Balance at January 1, 2001	$ 100	$ 399,900	$ (5,552)
Capital contribution		75,000	
Net loss			(53,416)
Balance at December 31, 2001	$ 100	$ 474,900	$ (58,968)

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net loss	$ (53,416)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation expense	5,875
(Increase) decrease in operating assets:	
Receivables from brokers, dealers and others	(12,653)
Other assets and prepaids	(3,405)
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses and other liabilities	618
Income taxes receivable	5,682
Net cash used by operating activities	(57,299)
Financing activities	
Capital Contribution	75,000
Net cash provided by financing activities	75,000
Increase in cash and cash equivalents	17,701
Cash and cash equivalents at beginning of year	364,397
Cash and cash equivalents at end of year	$ 382,098

During the year ended December 31, 2001, the Company received an income tax refund of $33,300 from WesBanco, Inc.

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Notes to Financial Statements

December 31, 2001

1. Organization

WesBanco Securities, Inc. ("the Company") is a wholly owned subsidiary of WesBanco, Inc. ("WesBanco"). The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company originated in 1997 as a subsidiary of Commercial BancShares, Inc., which was acquired by WesBanco in 1998. Since March 31, 1998, the Company has operated as a subsidiary of WesBanco. Effective April 28, 1999, the Company changed its name from CommBanc Investments, Inc. to WesBanco Securities, Inc.

The Company offers retail brokerage services relating to securities such as stocks, bonds, covered options, mutual funds, and insurance annuities on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from such estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

2. Significant Accounting Policies (continued)

Securities Transactions

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities or receive customer funds. All transactions are cleared through another broker-dealer on a fully disclosed basis. Related revenues and expenses are recorded on a trade date basis.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by WesBanco. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from the parent.

Intangible Assets

Organization costs are amortized on a straight-line basis over a period of five years. Amortization expense for the year ended December 31, 2001 was $3,169.

Depreciation

For financial reporting purposes, equipment is depreciated principally using the straight-line method over the estimated useful lives of the assets. Accelerated methods are used for federal income tax purposes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1") and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness. At December 31, 2001, the Company had net capital of $380,258, which was $130,258 in excess of its required net capital of $250,000.

4. Income Taxes

The components of income tax benefit for the year ended December 31, 2001 are as follows:

Current:	
Federal	$ (28,635)
State	(8,091)
Total	$ (36,726)

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	35.0 %
State income taxes	9.0
	44.0 %

5. Related Party Transactions

Related party transactions consisted of cash held at an affiliate bank. At December 31, 2001, the Company had cash on hand with affiliates of $61,490.

The Company also processes trades on behalf of WesBanco Bank for which commission income is earned. In addition, some officers and directors (including their affiliates, families and entities in which they are principal owners) of WesBanco and its subsidiaries are customers of those subsidiaries and have had transactions with the subsidiaries in the ordinary course of business.

The Company's employees participate in the pension plan sponsored by WesBanco. Related expenses are not allocated to the Company and are not included in the Statement of Operations.

6. Financial Guarantee

The Company guarantees the performance of customer brokerage accounts introduced to Mesirow Financial. The guarantee is primarily for margin borrowing arrangements which have no stated maturity. The clearing agent holds marketable securities as collateral to support borrowing arrangements. At December 31, 2001, the market value of the collateral held for these borrowing arrangements was at least 140% of the amount borrowed. The Company also maintains a clearing deposit with Mesirow Financial which can be used to offset liabilities arising from the financial guarantee. At December 31, 2001, the amount held in an interest-bearing deposit account with Mesirow Financial was $320,608.

Schedules

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital:	
Total ownership equity qualified for net capital	$ 416,032
Deductions and/or charges:	
Nonallowable assets:	
Income tax receivable	3,426
Prepaid expenses	21,418
Fixed assets (net of accumulated depreciation of $7,589)	8,553
Other assets	2,377
Total deductions and/or charges	35,774
Net capital	$ 380,258
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 26,918
Total aggregate indebtedness	$ 26,918
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 130,258
Ratio: Aggregate indebtedness to net capital	7.1 to 1

There are no material differences between the above computations and the Company's corresponding unaudited Part IIA Focus filing of December 31, 2001.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.